

Public Power Corporation S.A.

30, Chalkokondyli Str., 104 32 Athens, Greece

F/DI: 375/28.8.03

BY COURIER

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
U.S.A.





03029792

SUPPL

Public Power Corporation S.A.- File No. 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose a press release issued by the Greek State.

This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

PROCESSED
SEP 11 2003
THOMSON FINANCIAL

Sincerely,

Gr. Anastasiadis
Chief Financial Officer


SEC MAIL
RECEIVED
PROCESSING
SEP 03 2003
155
SECTION

Enclosure
- Press release

Not for publication or distribution in the United States, Canada, Japan or Australia.

For your information we attach a press release issued by the Greek State:

PRESS RELEASE

The **Hellenic Republic** announced its intention to proceed with a secondary offering of "**Public Power Corporation S.A.**" ("**PPC S.A.**") shares owned by the **Hellenic Republic** and/or "**DEKA S.A.**" to investors in Greece and abroad. For this purpose, the Hellenic Republic has appointed a syndicate of Greek and international banks to underwrite the offering. The terms, conditions and other details of the offering will be announced in due course as the case may be pursuant to applicable provisions. Subject to market conditions and necessary approvals, the offering is expected to be completed within the last quarter of this year.

ATHENS, 28 August 2003

FROM THE PRESS OFFICE

This document is not an offer of securities for sale in the United States. The Securities have not been and are not being registered under the US Securities Act of 1933, as amended (the ***Securities Act****) and may not be offered or sold in the United States or to or for the account or benefit of US persons (as such terms are defined in Regulation S under the Securities Act) unless registered under the Securities Act or pursuant to an exemption from such registration. PPC S.A. does not intend to register the Securities under the Securities Act. Any offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from PPC S.A. or the selling shareholder and will contain detailed information about the company and management, as well as financial statements.*

This communication is directed only at persons who (i) have professional experience in matters relating to investments or (ii) are persons falling within Article 49(2)(a) to (d) ("high net worth companies, unincorporated persons etc") of the Financial and Service Markets Act 2000 (Financial Promotions Order 2001) as amended or to whom it may otherwise be lawfully communicated (all such persons together being referred to as "relevant persons"). This communication must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons.

Stabilization/FSA



Public Power Corporation S.A.

30, Chalkokondyli Str., 104 32 Athens, Greece

F/DI: 375/28.8.03

BY COURIER

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
U.S.A.

Public Power Corporation S.A.- File No. 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose a press release issued by the Greek State.

This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,



Gr. Anastasiadis
Chief Financial Officer


SEC MAIL
RECEIVED
PROCESSING
SEP 03 2003
WASH. D.C.
155
SECTION

Enclosure
- Press release

Not for publication or distribution in the United States, Canada, Japan or Australia.

For your information we attach a press release issued by the Greek State:

PRESS RELEASE

The **Hellenic Republic** announced its intention to proceed with a secondary offering of "**Public Power Corporation S.A.**" ("**PPC S.A.**") shares owned by the **Hellenic Republic** and/or "**DEKA S.A.**" to investors in Greece and abroad. For this purpose, the Hellenic Republic has appointed a syndicate of Greek and international banks to underwrite the offering. The terms, conditions and other details of the offering will be announced in due course as the case may be pursuant to applicable provisions. Subject to market conditions and necessary approvals, the offering is expected to be completed within the last quarter of this year.

ATHENS, 28 August 2003

FROM THE PRESS OFFICE

This document is not an offer of securities for sale in the United States. The Securities have not been and are not being registered under the US Securities Act of 1933, as amended (the ***Securities Act****) and may not be offered or sold in the United States or to or for the account or benefit of US persons (as such terms are defined in Regulation S under the Securities Act) unless registered under the Securities Act or pursuant to an exemption from such registration. PPC S.A. does not intend to register the Securities under the Securities Act. Any offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from PPC S.A. or the selling shareholder and will contain detailed information about the company and management, as well as financial statements.*

This communication is directed only at persons who (i) have professional experience in matters relating to investments or (ii) are persons falling within Article 49(2)(a) to (d) ("high net worth companies, unincorporated persons etc") of the Financial and Service Markets Act 2000 (Financial Promotions Order 2001) as amended or to whom it may otherwise be lawfully communicated (all such persons together being referred to as "relevant persons"). This communication must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons.

Stabilization/FSA



Public Power Corporation S.A.

30, Chalkokondyli Str., 104 32 Athens, Greece

F/DI: 376/29.8.03

BY COURIER

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
U.S.A.

Public Power Corporation S.A.- File No. 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose a copy of our first half 2003 results according to Greek General Accepted Accounting Standards.

This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,



Gr. Anastasiadis
Chief Financial Officer

Enclosure
- 1H 2003 results (Greek GAAP)


SEC MAIL
RECEIVED
PROCESSING
SEP 0 3 2003
WASH. D.C.
155
SECTION

PUBLIC POWER CORPORATION S.A.
CONDENSED BALANCE SHEET AS AT JUNE 30, 2003
ACCOUNTING PERIOD 1/1/2003 - 6/30/2003
(Amounts in thousands Euro)

	June 30, 2003	June 30, 2002
ASSETS		
B. INSTALLATION COSTS	29.030	22.713
Less: Accumulated depreciation	22.423	19.763
Net book value	6.607	2.950
C. FIXED ASSETS		
I, II. INTANGIBLE & TANGIBLE ASSETS	16.641.783	10.657.886
Less: Accumulated depreciation and amortization	7.519.309	4.194.286
Net book value	9.122.474	6.463.600
III. INVESTMENT IN SUBSIDIARIES AND OTHER LONG TERM FINANCIAL ASSETS	17.832	17.624
TOTAL FIXED ASSETS	9.140.306	6.481.224
D. CURRENT ASSETS		
I. Inventories	541.721	559.626
II. Customers	385.039	340.021
II. Other Receivables	131.018	402.043
III. Marketable Securities	8.679	10.800
IV. Cash at Banks and in Hand	31.343	35.993
TOTAL CURRENT ASSETS	1.097.800	1.348.483
E. PREPAYMENTS AND ACCRUED INCOME	242.825	203.136
TOTAL ASSETS	10.487.538	8.035.793
DEBIT MEMO ACCOUNTS	2.384.226	1.983.767

LIABILITIES & SHAREHOLDERS' EQUITY

	June 30, 2003	June 30, 2002
A. LIABILITIES AND SHAREHOLDERS' INVESTMENT		
I. Share capital	1.067.200	679.760
II. Share Premium	115.754	115.754
III. Revaluation reserves & investment grants	1.228.943	1.563.496
IV. Reserves	532.280	491.377
Special reserve, Law 2941/01	1.426.731	-1.330.279
Result for the period before tax	211.371	248.749
Result for the period 1.1.01 - 12.31.01 before tax	0	353.551
Profit carried forward	6.351	0
TOTAL SHAREHOLDERS' INVESTMENTS	4.588.630	2.122.408
B. PROVISIONS FOR CONTINGENCIES AND EXPENSES	630.816	255.353
C. LIABILITIES		
I. Long term liabilities		
Bonds and bank loans	3.362.696	3.704.762
Other long term liabilities	355.561	343.140
	3.718.257	4.047.902
II. CURRENT LIABILITIES		
Suppliers	143.659	130.242
Bonds and bank loans, short term portion	647.449	862.433
Taxes, duties and social security funds	76.664	48.016
Other liabilities	537.880	434.679
	1.405.652	1.475.370
TOTAL LIABILITIES	5.123.909	5.523.272
D. ACCRUALS AND DEFERRED INCOME	144.183	134.760
TOTAL LIABILITIES	10.487.538	8.035.793
CREDIT MEMO ACCOUNTS	2.384.226	1.983.767

NOTES FOR PPC S.A.

1. The June 30, 2003 condensed financial statements were prepared under the same accounting principles with those applied during the prior corresponding period.

2. Under Law 2773/1999, PPC was transformed, effective January 1, 2001, into a societe anonyme. Its first fiscal year began on January 1st 2001 and ended on December 31, 2002.

3. In accordance with Law 2941/2001, the Company, during its first fiscal year proceeded to a revaluation of its fixed assets as of December 31, 2000. The results of the above mentioned revaluation were recorded in the Company's books during the last quarter of its first fiscal year after its transformation into a societe anonyme. The result of the above mentioned revaluation was the increase of the fixed assets' book value and accumulated depreciation, by approximately Euro 5.506 million and Euro 2.577 million, respectively. The resulting surplus of approximately Euro 2.929 million, was recorded in a separate account in shareholders' equity (Special Reserve L. 2941/2001). Had the fixed assets' depreciation expense for the six month period ended June 30, 2002, been calculated based on the appraised values, such depreciation would have been increased by approximately Euro 110 million with an equal decrease of the period's income before tax.

4. The final clearance and reconciliation of the balances included in PPC's financial statements of the PPC Personnel Insurance Organization (PPC – PIO), which is responsible, effective as of January 1, 2000 for the pension, medical and other benefit plans of the Company's employees and pensioners, has not yet been finalised.

5. In accordance with a decision of the National Accounting Council, which equates "Customers' Contributions" with "Subsidies for fixed assets acquisitions", an amount of approximately Euro 870 million at June 30, 2003, representing the net book value of customers' contributions in the construction cost of the Company's networks, is included in Equity under "Subsidies for fixed assets acquisitions".

6. There are no mortgages on the Company's fixed assets.

7. Monetary assets and liabilities that are denominated in foreign currencies have been adjusted to reflect the exchange rates at June 30, 2003.

8. Adequate accruals were recorded for all costs relating to the period.

9. Capital expenditure for the period totaled approximately Euro 291 million

10. Adequate provisions have been established for all known litigation

11. The Company employs 28.533 employees of which 163 work for the Hellenic Transmission System Operator.

12. Certain reclassifications have been made to the 2002 condensed financial statements to conform to the presentation in the 2003 condensed financial statements.

13. The main activity of the Company, in accordance with the STAKOD classification Code 03, is classified in the activity code No 401 "Generation and distribution of electricity".

PUBLIC POWER CORPORATION S.A.
CONDENSED STATEMENT OF INCOME
ACCOUNTING PERIOD 1/1/2003 - 6/30/2003
(Amounts in thousands Euro)

	June 30, 2003	June 30, 2002
Sales	1.912.862	1.613.998
Less: Cost of sales	1.361.831	1.117.887
Gross operating results	551.031	496.111
Plus: other operating income	50.759	49.904
Total	601.790	546.015
Less: Administrative expenses	72.613	59.059
Research and development costs	13.810	11.806
Selling expenses	213.385	112.137
Subtotal	301.982	363.013
Less: Financial expenses, net	106.316	101.210
Total operating profit	195.666	261.803
Plus: Extraordinary income	46.101	43.070
Less: Extraordinary expenses	30.396	56.124
RESULT FOR THE PERIOD BEFORE TAX	211.371	248.749

Athens, August 28, 2003

THE CHAIRMAN OF THE BOARD	THE MANAGING DIRECTOR	THE CHIEF ACCOUNTANT
D. PAPOYLIAS	**ST. NEZIS**	**EL. EXAKOYSTIDIS**
ID.C.P. Ξ 092194	ID.C.P. Ξ 305492	ID.C.P. T 157094

AUDITORS REPORT
(FREE TRANSLATION OF THE GREEK ORIGINAL)

To the Board of Directors of
PUBLIC POWER CORPORATION S.A.

We have performed the audit required by Art. 6 of Presidential Decree 360/1985 as amended by Art. 90 of Law 2533/97 and in accordance with the auditing standards of the Institute of Certified Public Accountants in Greece and the audit procedures we considered necessary in order to obtain reasonable assurance as to whether the condensed financial statements of PUPLIC POWER CORPORATION S.A. for the period from January 1, 2003 to June 30, 2003 are free from material misstatements that could affect the Company's financial position and results of operations.

We were provided with the accounting records maintained by the Company, the information and explanations we requested as well as the results of operations of the Company's branches. The Company correctly applied the Greek General Chart of Accounts. There was no change in the valuation methods applied, as compared with the corresponding prior period. The cost of production was determined using the generally accepted costing principles.

From our audit we noted that the Company has been audited by the Tax Authorities until December 31, 2000 and, as a result, its tax position, for the period from January 1, 2001 to June 30, 2003, remains provisional.

Based on the audit we performed, we verified that the above mentioned condensed financial statements, which result from the Company's accounting books and, after taking into consideration the matters discussed above as well as the Company's Notes, do not include misstatements that could significantly affect the Company's financial position at June 30, 2003 and its results of operations for the six month period then ended, in accordance with the prevailing regulations and the Company's accounting principles which do not differ from those applied in the prior corresponding period.

Athens, August 28, 2003

The Certified Auditor Accountant

Dimitris Constantinou
ICAA No. 16201
ERNST & YOUNG (HELLAS)
CERTIFIED AUDITORS ACCOUNTANTS S.A.

PPC GROUP OF COMPANIES

CONDENSED CONSOLIDATED BALANCE SHEET AS AT JUNE 30, 2003

ACCOUNTING PERIOD 1/1/2003 - 6/30/2003

(Amounts in thousands Euro)

	June 30, 2003	June 30, 2002
ASSETS		
B. INSTALLATION COSTS	29.030	22.842
Less: Accumulated depreciation	22.423	19.806
Net book value	6.607	3.036
C. FIXED ASSETS		
I, II. INTANGIBLE & TANGIBLE ASSETS	16.641.864	10.657.980
Less: Accumulated depreciation and amortization	7.519.373	4.194.338
Net book value	9.122.491	6.463.642
III. INVESTMENT IN SUBSIDIARIES AND OTHER LONG TERM FINANCIAL ASSETS	11.831	13.085
TOTAL FIXED ASSETS	9.134.322	6.476.727
D. CURRENT ASSETS		
I. Inventories	541.721	559.626
II. Customers	385.039	340.021
II. Other Receivables	130.996	402.133
III. Marketable Securities	11.329	13.900
IV. Cash at Banks and in Hand	33.751	37.727
TOTAL CURRENT ASSETS	1.102.836	1.353.407
E. PREPAYMENTS AND ACCRUED INCOME	242.826	203.140
TOTAL ASSETS	10.486.591	8.036.310
DEBIT MEMO ACCOUNTS	2.384.376	1.983.917

PPC GROUP OF COMPANIES

CONDENSED CONSOLIDATED BALANCE SHEET AS AT JUNE 30, 2003

ACCOUNTING PERIOD 1/1/2003 - 6/30/2003

(Amounts in thousands Euro)

	June 30, 2003	June 30, 2002
LIABILITIES & SHAREHOLDERS' EQUITY		
A. LIABILITIES AND SHAREHOLDERS' INVESTMENT		
I. Share capital	1.067.200	679.760
II. Share Premium	115.754	115.754
III. Revaluation reserves & investment grants	1.228.943	1.563.496
IV. Reserves	532.280	491.377
Special reserve, Law 2941/01	1.426.731	-1.330.279
Result for the period before tax	211.371	248.645
Result for the period 1.1 - 12.31.01 before tax	0	353.688
Profit carried forward	6.350	0
TOTAL SHAREHOLDERS' INVESTMENTS	4.588.629	2.122.441
B. PROVISIONS FOR CONTINGENCIES AND EXPENSES	630.816	255.353
C. LIABILITIES		
I. Long term liabilities		
Bonds and bank loans	3.362.696	3.704.762
Other long term liabilities	355.561	343.140
	3.718.257	4.047.902
II. CURRENT LIABILITIES		
Suppliers	143.659	130.641
Bonds and bank loans, short term portion	647.450	862.433
Taxes, duties and social security funds	76.682	48.031
Other liabilities	536.915	434.746
	1.404.706	1.475.851
TOTAL LIABILITIES	5.122.963	5.523.753
D. ACCRUALS AND DEFERRED INCOME	144.183	134.763
TOTAL LIABILITIES	10.486.591	8.036.310
CREDIT MEMO ACCOUNTS	2.384.376	1.983.917

NOTES FOR PPC GROUP

1. The June 30, 2003 condensed financial statements were prepared under the same accounting principles with those applied during the prior corresponding period.

2. The June 30, 2003 condensed consolidated financial statements include the accounts of the Parent Company (PPC S.A.) and its subsidiaries (a) PPC RHODES S.A. (formerly KOZEN HELLAS S.A.), (b) PPC Renewable Sources S.A. (c) PPC Telecommunications S.A. and (d) PPC KRITI S.A.

3. Under Law 2773/1999, the Parent Company was transformed, effective January 1, 2001, into a societe anonyme. Its first fiscal year began on January 1st 2001 and ended on December 31, 2002.

4. In accordance with Law 2941/2001, the Parent Company, during its first fiscal year, proceeded to a revaluation of its fixed assets as of December 31, 2000. The results of the above mentioned revaluation were recorded in the Parent Company's books during the last quarter of the first fiscal year after its transformation into a societe anonyme. The result of the above mentioned revaluation was the increase of the fixed assets' book value and accumulated depreciation, by approximately Euro 5.506 million and Euro 2.577 million, respectively. The resulting surplus of approximately Euro 2.929 million, was recorded in a separate account in shareholders' equity (Special Reserve L. 2941/2001). Had the fixed assets' depreciation expense for the six month period ended June 30, 2002, been calculated based on the appraised values, such depreciation would have been increased by approximately Euro 110 million with an equal decrease of the period's income before tax.

5. The final clearance and reconciliation of the balances included in PPC's financial statements of the PPC Personnel Insurance Organization (PPC – PIO), which is responsible, effective as of January 1, 2000, for the pension, medical and other benefit plans of the Parent Company's employees and pensioners has not been finalised.

6. In accordance with a decision of the National Accounting Council, which equates "Customers' Contributions" with "Subsidies for fixed assets acquisitions", an amount of approximately Euro 870 million at June 30, 2003, representing the net book value of customers' contributions in the construction cost of the Parent Company's networks is included in Equity under "Subsidies for fixed assets acquisitions".

7. There are no mortgages on the Parent Company's fixed assets.

8. Monetary assets and liabilities that are denominated in foreign currencies have been adjusted to reflect the exchange rates at June 30, 2003.

9. Adequate accruals were recorded for all costs relating to the period.

10. Capital expenditure for the period totaled approximately Euro 291 million

11. Adequate provisions have been established for all known litigation

12. The Group employs 28.534 employees of which 163 work for the Hellenic Transmission System Operator.

13. Certain reclassifications have been made to the 2002 condensed consolidated financial statements to conform to the presentation in the 2003 condensed consolidated financial statements

PPC GROUP OF COMPANIES
CONDENSED CONSOLIDATED STATEMENT OF INCOME
ACCOUNTING PERIOD 1/1/2003 - 6/30/2003
(Amounts in thousands Euro)

	June 30, 2003	June 30, 2002
Sales	1.912.862	1.613.998
Less: Cost of sales	1.361.831	1.117.887
Gross operating results	551.031	496.111
Plus: other operating income	50.759	49.904
Total	601.790	546.015
Less: Administrative expenses	73.301	60.062
Research and development costs	13.810	11.806
Selling expenses	213.385	112.137
Subtotal	301.294	362.010
Less: Financial expenses, net	106.035	100.287
Total operating profit	195.259	261.723
Plus: Extraordinary income	46.508	43.070
Less: Extraordinary expenses	30.396	56.126
Less: Depreciation not included in operating expenses	0	22
RESULT FOR THE PERIOD BEFORE TAX	211.371	248.645

Athens, August 28, 2003

THE CHAIRMAN OF THE BOARD	THE MANAGING DIRECTOR	THE CHIEF ACCOUNTANT
D. PAPOYLIAS	**ST. NEZIS**	**EL. EXAKOYSTIDIS**
ID.C.P. Ξ 092194	ID.C.P. Ξ 305492	ID.C.P. T 157094

AUDITORS REPORT
(FREE TRANSLATION OF THE GREEK ORIGINAL)

To the Board of Directors of
PUBLIC POWER CORPORATION S.A.

We have performed the audit required by Art. 6 of Presidential Decree 360/1985 as amended by Art. 90 of Law 2533/97 and in accordance with the auditing standards of the Institute of Certified Public Accountants in Greece and the audit procedures we considered necessary in order to obtain reasonable assurance as to whether the condensed financial statements of PUPLIC POWER CORPORATION S.A. for the period from January 1, 2003 to June 30, 2003 are free from material misstatements that could affect the Company's financial position and results of operations.

We were provided with the accounting records maintained by the Company, the information and explanations we requested as well as the results of operations of the Company's branches. The Company correctly applied the Greek General Chart of Accounts. There was no change in the valuation methods applied, as compared with the corresponding prior period. The cost of production was determined using the generally accepted costing principles.

From our audit we noted that the Company has been audited by the Tax Authorities until December 31, 2000 and, as a result, its tax position, for the period from January 1, 2001 to June 30, 2003, remains provisional.

Based on the audit we performed, we verified that the above mentioned condensed financial statements, which result from the Company's accounting books and, after taking into consideration the matters discussed above as well as the Company's Notes, do not include misstatements that could significantly affect the Company's financial position at June 30, 2003 and its results of operations for the six month period then ended, in accordance with the prevailing regulations and the Company's accounting principles which do not differ from those applied in the prior corresponding period.

Athens, August 28, 2003

The Certified Auditor Accountant

Dimitris Constantinou
ICAA No. 16201
ERNST & YOUNG (HELLAS)
CERTIFIED AUDITORS ACCOUNTANTS S.A.



Public Power Corporation S.A.
30, Chalkokondyli Str., 104 32 Athens, Greece

F/DI: 376/29.8.03

BY COURIER

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
U.S.A.

Public Power Corporation S.A.- File No. 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose a copy of our first half 2003 results according to Greek General Accepted Accounting Standards.

This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,



Gr. Anastasiadis
Chief Financial Officer


SEC MAIL PROCESSING
RECEIVED
SEP 0 3 2003
WASH. D.C.
155
SECTION

Enclosure
- 1H 2003 results (Greek GAAP)

PUBLIC POWER CORPORATION S.A.
CONDENSED BALANCE SHEET AS AT JUNE 30, 2003
ACCOUNTING PERIOD 1/1/2003 - 6/30/2003
(Amounts in thousands Euro)

	June 30, 2003	June 30, 2002
ASSETS		
B. INSTALLATION COSTS	29.030	22.713
Less: Accumulated depreciation	22.423	19.763
Net book value	6.607	2.950
C. FIXED ASSETS		
I, II. INTANGIBLE & TANGIBLE ASSETS	16.641.783	10.657.886
Less: Accumulated depreciation and amortization	7.519.309	4.194.286
Net book value	9.122.474	6.463.600
III. INVESTMENT IN SUBSIDIARIES AND OTHER LONG TERM FINANCIAL ASSETS	17.832	17.624
TOTAL FIXED ASSETS	9.140.306	6.481.224
D. CURRENT ASSETS		
I. Inventories	541.721	559.626
II. Customers	385.039	340.021
II. Other Receivables	131.018	402.043
III. Marketable Securities	8.679	10.800
IV. Cash at Banks and in Hand	31.343	35.993
TOTAL CURRENT ASSETS	1.097.800	1.348.483
E. PREPAYMENTS AND ACCRUED INCOME	242.825	203.136
TOTAL ASSETS	10.487.538	8.035.793
DEBIT MEMO ACCOUNTS	2.384.226	1.983.767

	June 30, 2003	June 30, 2002
LIABILITIES & SHAREHOLDERS' EQUITY		
A. LIABILITIES AND SHAREHOLDERS' INVESTMENT		
I. Share capital	1.067.200	679.760
II. Share Premium	115.754	115.754
III. Revaluation reserves & investment grants	1.228.943	1.563.496
IV. Reserves	532.280	491.377
Special reserve, Law 2941/01	1.426.731	-1.330.279
Result for the period before tax	211.371	248.749
Result for the period 1.1.01 - 12.31.01 before tax	0	353.551
Profit carried forward	6.351	0
TOTAL SHAREHOLDERS' INVESTMENTS	4.588.630	2.122.408
B. PROVISIONS FOR CONTINGENCIES AND EXPENSES	630.816	255.353
C. LIABILITIES		
I. Long term liabilities		
Bonds and bank loans	3.362.696	3.704.762
Other long term liabilities	355.561	343.140
	3.718.257	4.047.902
II. CURRENT LIABILITIES		
Suppliers	143.659	130.242
Bonds and bank loans, short term portion	647.449	862.433
Taxes, duties and social security funds	76.664	48.016
Other liabilities	537.880	434.679
	1.405.652	1.475.370
TOTAL LIABILITIES	5.123.909	5.523.272
D. ACCRUALS AND DEFERRED INCOME	144.183	134.760
TOTAL LIABILITIES	10.487.538	8.035.793
CREDIT MEMO ACCOUNTS	2.384.226	1.983.767

NOTES FOR PPC S.A.

1. The June 30, 2003 condensed financial statements were prepared under the same accounting principles with those applied during the prior corresponding period.

2. Under Law 2773/1999, PPC was transformed, effective January 1, 2001, into a societe anonyme. Its first fiscal year began on January 1st 2001 and ended on December 31, 2002.

3. In accordance with Law 2941/2001, the Company, during its first fiscal year proceeded to a revaluation of its fixed assets as of December 31, 2000. The results of the above mentioned revaluation were recorded in the Company's books during the last quarter of its first fiscal year after its transformation into a societe anonyme. The result of the above mentioned revaluation was the increase of the fixed assets' book value and accumulated depreciation, by approximately Euro 5.506 million and Euro 2.577 million, respectively. The resulting surplus of approximately Euro 2.929 million, was recorded in a separate account in shareholders' equity (Special Reserve L. 2941/2001). Had the fixed assets' depreciation expense for the six month period ended June 30, 2002, been calculated based on the appraised values, such depreciation would have been increased by approximately Euro 110 million with an equal decrease of the period's income before tax.

4. The final clearance and reconciliation of the balances included in PPC's financial statements of the PPC Personnel Insurance Organization (PPC – PIO), which is responsible, effective as of January 1, 2000 for the pension, medical and other benefit plans of the Company's employees and pensioners, has not yet been finalised.

5. In accordance with a decision of the National Accounting Council, which equates "Customers' Contributions" with "Subsidies for fixed assets acquisitions", an amount of approximately Euro 870 million at June 30, 2003, representing the net book value of customers' contributions in the construction cost of the Company's networks, is included in Equity under "Subsidies for fixed assets acquisitions".

6. There are no mortgages on the Company's fixed assets.

7. Monetary assets and liabilities that are denominated in foreign currencies have been adjusted to reflect the exchange rates at June 30, 2003.

8. Adequate accruals were recorded for all costs relating to the period.

9. Capital expenditure for the period totaled approximately Euro 291 million

10. Adequate provisions have been established for all known litigation

11. The Company employs 28.533 employees of which 163 work for the Hellenic Transmission System Operator.

12. Certain reclassifications have been made to the 2002 condensed financial statements to conform to the presentation in the 2003 condensed financial statements.

13. The main activity of the Company, in accordance with the STAKOD classification Code 03, is classified in the activity code No 401 "Generation and distribution of electricity".

PUBLIC POWER CORPORATION S.A.
CONDENSED STATEMENT OF INCOME
ACCOUNTING PERIOD 1/1/2003 - 6/30/2003
(Amounts in thousands Euro)

	June 30, 2003	June 30, 2002
Sales	1.912.862	1.613.998
Less: Cost of sales	1.361.831	1.117.887
Gross operating results	551.031	496.111
Plus: other operating income	50.759	49.904
Total	601.790	546.015
Less: Administrative expenses	72.613	59.059
Research and development costs	13.810	11.806
Selling expenses	213.385	112.137
Subtotal	301.982	363.013
Less: Financial expenses, net	106.316	101.210
Total operating profit	195.666	261.803
Plus: Extraordinary income	46.101	43.070
Less: Extraordinary expenses	30.396	56.124
RESULT FOR THE PERIOD BEFORE TAX	211.371	248.749

Athens, August 28, 2003

THE CHAIRMAN OF THE BOARD	THE MANAGING DIRECTOR	THE CHIEF ACCOUNTANT
D. PAPOYLIAS	**ST. NEZIS**	**EL. EXAKOYSTIDIS**
ID.C.P. Ξ 092194	ID.C.P. Ξ 305492	ID.C.P. T 157094

AUDITORS REPORT
(FREE TRANSLATION OF THE GREEK ORIGINAL)

To the Board of Directors of
PUBLIC POWER CORPORATION S.A.

We have performed the audit required by Art. 6 of Presidential Decree 360/1985 as amended by Art. 90 of Law 2533/97 and in accordance with the auditing standards of the Institute of Certified Public Accountants in Greece and the audit procedures we considered necessary in order to obtain reasonable assurance as to whether the condensed financial statements of PUPLIC POWER CORPORATION S.A. for the period from January 1, 2003 to June 30, 2003 are free from material misstatements that could affect the Company's financial position and results of operations.

We were provided with the accounting records maintained by the Company, the information and explanations we requested as well as the results of operations of the Company's branches. The Company correctly applied the Greek General Chart of Accounts. There was no change in the valuation methods applied, as compared with the corresponding prior period. The cost of production was determined using the generally accepted costing principles.

From our audit we noted that the Company has been audited by the Tax Authorities until December 31, 2000 and, as a result, its tax position, for the period from January 1, 2001 to June 30, 2003, remains provisional.

Based on the audit we performed, we verified that the above mentioned condensed financial statements, which result from the Company's accounting books and, after taking into consideration the matters discussed above as well as the Company's Notes, do not include misstatements that could significantly affect the Company's financial position at June 30, 2003 and its results of operations for the six month period then ended, in accordance with the prevailing regulations and the Company's accounting principles which do not differ from those applied in the prior corresponding period.

Athens, August 28, 2003

The Certified Auditor Accountant

Dimitris Constantinou
ICAA No. 16201
ERNST & YOUNG (HELLAS)
CERTIFIED AUDITORS ACCOUNTANTS S.A.

PPC GROUP OF COMPANIES

CONDENSED CONSOLIDATED BALANCE SHEET AS AT JUNE 30, 2003

ACCOUNTING PERIOD 1/1/2003 - 6/30/2003

(Amounts in thousands Euro)

	June 30, 2003	June 30, 2002
ASSETS		
B. INSTALLATION COSTS	29.030	22.842
Less: Accumulated depreciation	22.423	19.806
Net book value	6.607	3.036
C. FIXED ASSETS		
I, II. INTANGIBLE & TANGIBLE ASSETS	16.641.864	10.657.980
Less: Accumulated depreciation and amortization	7.519.373	4.194.338
Net book value	9.122.491	6.463.642
III. INVESTMENT IN SUBSIDIARIES AND OTHER LONG TERM FINANCIAL ASSETS	11.831	13.085
TOTAL FIXED ASSETS	9.134.322	6.476.727
D. CURRENT ASSETS		
I. Inventories	541.721	559.626
II. Customers	385.039	340.021
II. Other Receivables	130.996	402.133
III. Marketable Securities	11.329	13.900
IV. Cash at Banks and in Hand	33.751	37.727
TOTAL CURRENT ASSETS	1.102.836	1.353.407
E. PREPAYMENTS AND ACCRUED INCOME	242.826	203.140
TOTAL ASSETS	10.486.591	8.036.310
DEBIT MEMO ACCOUNTS	2.384.376	1.983.917

PPC GROUP OF COMPANIES

CONDENSED CONSOLIDATED BALANCE SHEET AS AT JUNE 30, 2003

ACCOUNTING PERIOD 1/1/2003 - 6/30/2003

(Amounts in thousands Euro)

	June 30, 2003	June 30, 2002
LIABILITIES & SHAREHOLDERS' EQUITY		
A. LIABILITIES AND SHAREHOLDERS' INVESTMENT		
I. Share capital	1.067.200	679.760
II. Share Premium	115.754	115.754
III. Revaluation reserves & investment grants	1.228.943	1.563.496
IV. Reserves	532.280	491.377
Special reserve, Law 2941/01	1.426.731	-1.330.279
Result for the period before tax	211.371	248.645
Result for the period 1.1 - 12.31.01 before tax	0	353.688
Profit carried forward	6.350	0
TOTAL SHAREHOLDERS' INVESTMENTS	4.588.629	2.122.441
B. PROVISIONS FOR CONTINGENCIES AND EXPENSES	630.816	255.353
C. LIABILITIES		
I. Long term liabilities		
Bonds and bank loans	3.362.696	3.704.762
Other long term liabilities	355.561	343.140
	3.718.257	4.047.902
II. CURRENT LIABILITIES		
Suppliers	143.659	130.641
Bonds and bank loans, short term portion	647.450	862.433
Taxes, duties and social security funds	76.682	48.031
Other liabilities	536.915	434.746
	1.404.706	1.475.851
TOTAL LIABILITIES	5.122.963	5.523.753
D. ACCRUALS AND DEFERRED INCOME	144.183	134.763
TOTAL LIABILITIES	10.486.591	8.036.310
CREDIT MEMO ACCOUNTS	2.384.376	1.983.917

NOTES FOR PPC GROUP

1. The June 30, 2003 condensed financial statements were prepared under the same accounting principles with those applied during the prior corresponding period.

2. The June 30, 2003 condensed consolidated financial statements include the accounts of the Parent Company (PPC S.A.) and its subsidiaries (a) PPC RHODES S.A. (formerly KOZEN HELLAS S.A.), (b) PPC Renewable Sources S.A. (c) PPC Telecommunications S.A. and (d) PPC KRITI S.A.

3. Under Law 2773/1999, the Parent Company was transformed, effective January 1, 2001, into a societe anonyme. Its first fiscal year began on January 1st 2001 and ended on December 31, 2002.

4. In accordance with Law 2941/2001, the Parent Company, during its first fiscal year, proceeded to a revaluation of its fixed assets as of December 31, 2000. The results of the above mentioned revaluation were recorded in the Parent Company's books during the last quarter of the first fiscal year after its transformation into a societe anonyme. The result of the above mentioned revaluation was the increase of the fixed assets' book value and accumulated depreciation, by approximately Euro 5.506 million and Euro 2.577 million, respectively. The resulting surplus of approximately Euro 2.929 million, was recorded in a separate account in shareholders' equity (Special Reserve L. 2941/2001). Had the fixed assets' depreciation expense for the six month period ended June 30, 2002, been calculated based on the appraised values, such depreciation would have been increased by approximately Euro 110 million with an equal decrease of the period's income before tax.

5. The final clearance and reconciliation of the balances included in PPC's financial statements of the PPC Personnel Insurance Organization (PPC – PIO), which is responsible, effective as of January 1, 2000, for the pension, medical and other benefit plans of the Parent Company's employees and pensioners has not been finalised.

6. In accordance with a decision of the National Accounting Council, which equates "Customers' Contributions" with "Subsidies for fixed assets acquisitions", an amount of approximately Euro 870 million at June 30, 2003, representing the net book value of customers' contributions in the construction cost of the Parent Company's networks is included in Equity under "Subsidies for fixed assets acquisitions".

7. There are no mortgages on the Parent Company's fixed assets.

8. Monetary assets and liabilities that are denominated in foreign currencies have been adjusted to reflect the exchange rates at June 30, 2003.

9. Adequate accruals were recorded for all costs relating to the period.

10. Capital expenditure for the period totaled approximately Euro 291 million

11. Adequate provisions have been established for all known litigation

12. The Group employs 28.534 employees of which 163 work for the Hellenic Transmission System Operator.

13. Certain reclassifications have been made to the 2002 condensed consolidated financial statements to conform to the presentation in the 2003 condensed consolidated financial statements

PPC GROUP OF COMPANIES
CONDENSED CONSOLIDATED STATEMENT OF INCOME
ACCOUNTING PERIOD 1/1/2003 - 6/30/2003
(Amounts in thousands Euro)

	June 30, 2003	June 30, 2002
Sales	1.912.862	1.613.998
Less: Cost of sales	1.361.831	1.117.887
Gross operating results	551.031	496.111
Plus: other operating income	50.759	49.904
Total	601.790	546.015
Less: Administrative expenses	73.301	60.062
Research and development costs	13.810	11.806
Selling expenses	213.385	112.137
Subtotal	301.294	362.010
Less: Financial expenses, net	106.035	100.287
Total operating profit	195.259	261.723
Plus: Extraordinary income	46.508	43.070
Less: Extraordinary expenses	30.396	56.126
Less: Depreciation not included in operating expenses	0	22
RESULT FOR THE PERIOD BEFORE TAX	211.371	248.645

Athens, August 28, 2003

THE CHAIRMAN OF THE BOARD	THE MANAGING DIRECTOR	THE CHIEF ACCOUNTANT
D. PAPOYLIAS	**ST. NEZIS**	**EL. EXAKOYSTIDIS**
ID.C.P. Ξ 092194	ID.C.P. Ξ 305492	ID.C.P. T 157094

<u>AUDITORS REPORT</u>
(FREE TRANSLATION OF THE GREEK ORIGINAL)

To the Board of Directors of
PUBLIC POWER CORPORATION S.A.

We have performed the audit required by Art. 6 of Presidential Decree 360/1985 as amended by Art. 90 of Law 2533/97 and in accordance with the auditing standards of the Institute of Certified Public Accountants in Greece and the audit procedures we considered necessary in order to obtain reasonable assurance as to whether the condensed financial statements of PUPLIC POWER CORPORATION S.A. for the period from January 1, 2003 to June 30, 2003 are free from material misstatements that could affect the Company's financial position and results of operations.

We were provided with the accounting records maintained by the Company, the information and explanations we requested as well as the results of operations of the Company's branches. The Company correctly applied the Greek General Chart of Accounts. There was no change in the valuation methods applied, as compared with the corresponding prior period. The cost of production was determined using the generally accepted costing principles.

From our audit we noted that the Company has been audited by the Tax Authorities until December 31, 2000 and, as a result, its tax position, for the period from January 1, 2001 to June 30, 2003, remains provisional.

Based on the audit we performed, we verified that the above mentioned condensed financial statements, which result from the Company's accounting books and, after taking into consideration the matters discussed above as well as the Company's Notes, do not include misstatements that could significantly affect the Company's financial position at June 30, 2003 and its results of operations for the six month period then ended, in accordance with the prevailing regulations and the Company's accounting principles which do not differ from those applied in the prior corresponding period.

Athens, August 28, 2003

The Certified Auditor Accountant

Dimitris Constantinou
ICAA No. 16201
ERNST & YOUNG (HELLAS)
CERTIFIED AUDITORS ACCOUNTANTS S.A.